02046907

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/25/02

DATED July 25, 2002

ISPAT INTERNATIONAL N.V.
(Exact name of registrant as specified in its Charter)

Rotterdam Building
Aert van Nesstraat 45
3012 CA Rotterdam
The Netherlands
(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_x_ Form 40-F_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No__x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

ISPAT INTERNATIONAL N.V.

For Immediate Release: Rotterdam, July 25, 2002

ISPAT INTERNATIONAL N.V. REPORTS SECOND QUARTER 2002 RESULTS

NEWS RELEASE

Ispat International N.V., (*NYSE: IST US; AEX: IST NA*), today reported a net income of $11 million or 9 cents per share for the second quarter of 2002 as compared to a net loss of $69 million or 57 cents per share for the second quarter of 2001.

Consolidated sales[1] and EBITDA[2] for the second quarter were $1.2 billion and $109 million, respectively, as compared to $1.1 billion and $15 million, respectively, for the second quarter of 2001. The second quarter 2002 earnings included an after-tax extraordinary gain of $10 million from the repurchase of debt at Ispat Inland, as well as a non-recurring tax expense of $13 million at Ispat Mexicana due to amendments in certain tax laws in Mexico. The Company achieved an 11% increase in steel shipments to 4.1 million tons, as compared to 3.7 million tons shipped in the same period last year.

"Our second quarter results demonstrated a recovery for Ispat International as the Company returned to profitability after six quarters, and we expect to be profitable for the year," said Lakshmi N. Mittal, Chairman and CEO.

During the quarter the Company reduced total debt by $25 million. Capital expenditure for second quarter of 2002 totaled $18 million. At June 30, 2002 the Company's consolidated cash, cash equivalents and short-term liquid investments totaled $88 million. The Company also has approximately $366 million available to it under various undrawn lines of credit and bank credit arrangements[3].

Ispat International N.V. is one of the world's largest and most global steel producers, with major steelmaking operations in the United States, Canada, Mexico, Trinidad, Germany and France. The Company produces a broad range of flat and long products with over 90% of shipments in North American Free Trade Agreement (NAFTA) and European Union (EU) countries. Ispat International is a member of The LNM Group.

This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in the Company's most recent SEC filings.

For further information, visit our web site: http://www.ispat.com, or call:

Annanya Sarin
Head of Communications
+ 44 20 7543 1162 / +31 10 282 9471

T.N. Ramaswamy
Director, Finance
+ 44 20 7543 1174

John McInerney
Citigate Dewe Rogerson
Investor Relations
+ 1 212 419 4219

[1] Financial Accounting Standards Board Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 00-10, Sales above include freight and handling costs and fees as per EITF Issue No. 00-10.
[2] EBITDA is defined as net income plus income tax expenses, net interest expense and depreciation.
[3] Corresponding exercisable/available limits are lower, which are based on the level of inventory/receivable

CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP

In millions of U.S. Dollars	As at June 30, 2002 (Unaudited)	As at December 31, 2001 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents, including short term investments	88	85
Trade accounts receivable – net	521	451
Inventories	760	805
Prepaid expenses and other	90	65
Deferred tax assets	37	37
Total Current Assets	1,496	1,443
Property, plant and equipment – net	3,083	3,109
Investments in affiliates and Joint Ventures	289	299
Deferred tax assets	286	273
Intangible pension assets	93	83
Other assets	97	106
Total Assets	5,344	5,313
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Payable to banks and current portion of long term debt	247	338
Trade accounts payable	584	540
Accrued expenses and other current liabilities	390	303
Deferred tax liabilities	37	28
Total Current Liabilities	1,258	1,209
Long term debt	2,075	2,041
Deferred tax liabilities	106	134
Deferred employee benefits	1,453	1,493
Other long term obligations	125	98
Total Liabilities	5,017	4,975
Shareholders' equity		
Common shares	7	7
Additional paid-up capital	482	480
Retained earnings	64	92
Cumulative other comprehensive income	(226)	(241)
Total Shareholders' equity	327	338
Total Liabilities and Shareholders' Equity	5,344	5,313

CONSOLIDATED UNAUDITED FINANCIAL & OTHER INFORMATION AS PER U.S. GAAP

In millions of U.S. Dollars, except share, per share and operational data	For the Second Quarter Ended June 30, 2002	For the Second Quarter Ended June 30, 2001	For the Six Months Ended June 30, 2002	For the Six Months Ended June 30, 2001
Statement of Income Data				
Sales	**$1,237**	$1,146	**$2,302**	$2,346
Costs and expenses:				
Cost of sales (exclusive of depreciation shown separately)	**1,126**	1,075	**2,123**	2,233
Depreciation	**44**	43	**87**	97
Selling, general and administrative expenses	**37**	37	**71**	75
Other operating expenses [1]	**-**	17	**-**	17
	1,207	1,172	**2,281**	2,422
Operating income (loss)	**30**	(26)	**21**	(76)
Operating margin	***2.4%***	*(2.3%)*	***0.9%***	*(3.2%)*
Other income (expense) – net	**6**	8	**4**	10
Financing costs:				
Interest (expense)	**(55)**	(59)	**(102)**	(118)
Interest income	**1**	2	**2**	9
Net gain (loss) from foreign exchange	**19**	(10)	**16**	(13)
	(35)	(67)	**(84)**	(122)
Income (loss) before taxes	**1**	(85)	**(59)**	(188)
Income tax expense (benefit):				
Current	**12**	1	**14**	8
Deferred	**(12)**	(17)	**(26)**	(68)
	0	(16)	**(12)**	(60)
Net income (loss) before extraordinary income	**1**	(69)	**(47)**	(128)
Gain on repurchase of debt, net of tax	**10**	-	**19**	-
Net income (loss)	**11**	(69)	**(28)**	(128)
Basic and diluted earnings per common share	**0.09**	(0.57)	**(0.23)**	(1.06)
Weighted average common shares outstanding *(in millions)*	**123**	120	**123**	120
Other Data				
EBITDA	**$109**	$15	**$147**	$18
EBITDA margin	***8.8%***	*1.3%*	***6.4%***	*0.8%*
Total shipments of steel products *(thousands of tons)* [2]	**4,052**	3,660	**7,387**	7,412

(1) Other operating expenses represents charge on account of closure of Irish Ispat Limited.

(2) Total shipments of steel products include inter-company shipments.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS AS PER U.S. GAAP

In millions of U.S. Dollars	For the Second Quarter Ended June 30, 2002	For the Second Quarter Ended June 30, 2001	For the Six Months Ended June 30, 2002	For the Six Months Ended June 30, 2001
Operating activities:				
Net income	**$11**	$(69)	**$(28)**	$(128)
Adjustments required to reconcile net income to net cash Provided from operations:				
Depreciation	**44**	43	**87**	97
Deferred employee benefit costs	**(53)**	2	**(53)**	(98)
Net foreign exchange loss (gain)	**(14)**	8	**(15)**	10
Deferred income tax	**(8)**	(15)	**(17)**	(66)
Undistributed earnings from joint ventures	**8**	(14)	**8**	(9)
Other	**(2)**	15	**(7)**	15
Changes in operating assets and liabilities, net of effects from purchases of subsidiaries:				
Trade accounts receivable	**10**	83	**(53)**	48
Short-term investments	**-**	55	**-**	54
Inventories	**(5)**	28	**71**	139
Prepaid expenses and other	**16**	25	**28**	10
Trade accounts payable	**-**	(13)	**25**	(101)
Accrued expenses and other liabilities	**42**	(35)	**51**	49
Net cash provided (used) by operating activities	**49**	113	**97**	20
Investing activities:				
Purchase of property, plant and equipment	**(18)**	(19)	**(32)**	(41)
Proceeds from sale of assets and investments including affiliates and joint ventures	**-**	1	**5**	19
Investments in affiliates and joint ventures	**(7)**	14	**(4)**	15
Other	**2**	1	**2**	9
Net cash provided (used) by investing activities	**(23)**	(3)	**(29)**	2
Financing activities:				
Proceeds from payable to banks	**558**	413	**975**	1,166
Proceeds from long-term debt	**3**	5	**117**	155
Payments of payable to banks	**(557)**	(484)	**(999)**	(1,232)
Payments of long-term debt	**(29)**	(55)	**(168)**	(113)
Purchase of treasury stock	**-**	-	**-**	(1)
Sale of treasury stock	**1**	-	**2**	1
Net cash provided (used) by financing activities	**(24)**	(121)	**(73)**	(24)
Net increase (decrease) in cash and cash equivalents	**2**	(11)	**(5)**	(2)
Effect of exchange rate changes on cash	**7**	7	**8**	8
Cash and cash equivalent:				
At the beginning of the period	**79**	224	**85**	214
At the end of the period	**88**	220	**88**	220

Management's Discussion and Analysis of
<u>Financial Condition and Results of Operations</u>

The summary consolidated financial and other information, including the accounts of Ispat International N.V. and all its majority owned subsidiaries have been prepared in accordance with U.S. GAAP. The consolidated financial statements and other information for 2001 include results of Irish Ispat Limited for the first three months[4]. All material inter-company balances and transactions have been eliminated. Total shipments of steel products include inter-company shipments.

The term 'ton' as discussed herein refers to short ton and the term 'tonne' used herein refers to metric tonne. All references to iron ore pellets, direct reduced iron ('DRI') and scrap are in tonnes, and all references to steel products are in tons. The term 'steel products' as used herein refers to semi-finished and finished steel products and excludes DRI.

All references to 'Ispat International' are to 'Ispat International N.V.'; to 'Ispat Inland' are to Ispat Inland Inc.; to 'Imexsa' or 'Ispat Mexicana' are to Ispat Mexicana, S.A. de C.V.; to 'Ispat Sidbec' are to Ispat Sidbec Inc.; to 'Caribbean Ispat' are to Caribbean Ispat Limited; to 'Ispat Europe Group' are collectively to Ispat Hamburger Stahlwerke GmbH ('IHSW'), Ispat Stahlwerk Ruhrort GmbH ('ISRG'), Ispat Walzdraht Hochfeld GmbH ('IWHG'), Ispat Unimetal S.A., Trefileurope and SMR.

All references to 'Sales' include freight and handling costs and fees as per EITF Issue No. 00-10[5]. All references to 'Net Sales' exclude freight and handling costs and fees.

Second Quarter 2002 Compared to Second Quarter 2001

Results of Operations

Revenue and Costs:

Sales increased by 8% from $1,146 million in the second quarter of 2001 to $1,237 million in 2002. These Sales numbers are based on the application of EITF Issue No. 00-10 (issued by the FASB Emerging Issues Task Force in September 2000 and adopted by the Company in the last year) and includes all Shipping and Handling Fees and Costs billed to customers. Prior period numbers have been recast to reflect the same. The application of EITF Issue No. 00-10 does not affect earnings, as it only involves inclusion of Shipping and Handling Fees in Sales and Cost of Sales.

Financial statements present numbers as required under EITF Issue No. 00-10. However, the Company believes that net sales numbers based on net realizations from sales transactions more truly reflects sales performance. The Company uses net sales numbers for managing its business. All the analyses presented here onwards are based on net sales numbers.

---

[4] On 15th June 2001, the Company announced the shutdown of its steel making operations in Ireland and the calling of a creditors' meeting for the appointment of a liquidator. Consequently, beginning in the second quarter of 2001, the results of Irish Ispat Limited have not been consolidated.

[5] In September 2000, the Financial Accounting Standards Board Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." This consensus requires that all amounts billed to a customer in a sale transaction related to shipping and handling be classified as revenue. The Company historically netted shipping charges billed to customers with shipping and handling costs, which were included in Net Sales in the Consolidated Statements of Operations. With respect to the classification of costs related to shipping and handling incurred by the seller, the EITF determined that the classification of such costs is an accounting policy decision that should be disclosed. As a result of EITF Issue No. 00-10, the Company has adopted a policy to include shipping and handling costs in its Cost of Sales; accordingly, the Company reclassified all prior periods presented to reflect shipping and handling amounts billed to customers as Revenues and the corresponding expenses as Cost of Sales.

Total steel shipments increased by 11% to 4.1 million tons from 3.7 million tons. Net Sales went up during the same period from $1,093 million to $1,168 million, an increase of 7%.

Ispat Inland achieved its highest shipment level since its acquisition. Ispat Mexicana and Ispat Sidbec also achieved significant improvement both in volume and average selling prices. At Caribbean Ispat, there was marginal reduction in steel shipment and lower average selling prices owing to the imposition of duties on sales to U.S. markets. At Ispat Europe, steel shipment increased by 8%, and the average selling prices in Euro were lower primarily due to mix.

The following table gives a summary of key sales numbers:

Subsidiary	**Net Sales[6]**		**Changes in**		
	Q2 2002 $ Million	**Q2 2001 $ Million**	**Net Sales %**	**Shipments %**	**Net Sales Price %**
Ispat Inland	568	502	13	11	2
Ispat Mexicana	165	128	29	16	9
Ispat Sidbec	139	120	16	10	6
Caribbean Ispat – Steel	44	47	(6)	(1)	(5)
Caribbean Ispat – DRI	32	31	4	1	3
Ispat Europe Group	283	277	2	8	(6) *

* *For Ispat Europe Group the Changes in Net Sales Price is shown in Euro*

The Company continued to achieve cost reductions, which partly offset increases in uncontrollable costs, mainly metallics costs.

Other operating expense in 2001 represents a charge on account of closure of Irish Ispat Limited.

Gross Profit and Operating Income:

The Company's financial performance improved in both Gross Profit (Sales less Cost of Sales, exclusive of depreciation) and Operating Income as a result of improvement in sales volume and prices as well as benefits of out continuous cost reduction efforts. Gross Profit increased by 56% from $71 million in the second quarter of 2001 to $111 million in 2002. There was an operating income of $30 million as compared with operating loss of $26 million.

The Gross Profit Margin (Gross Profit as a % of Net Sales) improved from 6.5% to 9.5%, mainly due to improvements at the North American subsidiaries. The Operating Margin (Operating Profit as a % of Net Sales) was positive being 2.6% as compared with negative in 2001.

[6] Net Sales numbers are standalone numbers for certain operating subsidiaries and include inter-company shipments.

The comparative numbers of Gross Profit Margin and Operating Margin at the Company's operating subsidiaries were as follows:

Subsidiary	Gross Profit Margin (%)		Operating Margin (%)	
	2002	2001	2002	2001
Ispat Inland	8.8	5.2	3.2	Negative
Ispat Mexicana	11.7	3.3	6.2	Negative
Ispat Sidbec	11.1	7.7	5.1	1.8
Caribbean Ispat	10.3	6.0	1.9	Negative
Ispat Europe Group	10.6	11.3	3.4	4.9

Financing Costs:
Net Interest expense (Interest expenses less interest income) was $54 million compared to $57 million. This was due to reduced average borrowings outstanding and reduced average borrowing cost partly offset by losses on interest rate hedging contract.

There was a gain on foreign exchange of $19 million as compared with loss of $10 million, primarily due to depreciation of Mexican Peso.

Income Tax:
Current tax expenses were $12 million ($1 million in the second quarter of 2001) primarily due to the inclusion of certain tax payments at Imexsa arising as a result of the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime. There was deferred tax benefit of $12 million in 2002 (benefit of $17 million in 2001).

Net Income:
Net Income was $11 million in the second quarter of 2002 as compared to a Net Loss of $69 million in the second quarter of 2001 due to the reasons discussed above. The 2002 net income included an extraordinary gain of $10 million after-tax arising out of repurchase of debt at a discount at Ispat Inland.

First Six Months of 2002 Compared to First Six Months of 2001

Results of Operations

Revenue and Costs:
Sales decreased by 2% from $2,346 million to $2,302 million in 2002. Total steel shipments remained nearly flat at 7.4 million tons. Net Sales went down during the same period from $2,239 million to $2,182 million, a decrease of 3%.

The following table gives a summary of key sales numbers:

Subsidiary	**Net Sales[7]**		**Changes in**		
First six months	**2002 $ Million**	**2001 $ Million**	**Net Sales %**	**Shipments %**	**Net Sales Price %**
Ispat Inland	1,080	1,012	7	8	(1)
Ispat Mexicana	254	264	(4)	(12)	4
Ispat Sidbec	253	234	8	9	(1)
Caribbean Ispat – Steel	80	90	(11)	(8)	(3)
Caribbean Ispat – DRI	70	58	20	18	1
Ispat Europe Group	538	575	(6)	(1)	(6) *

* *For Ispat Europe Group the Changes in Net Sales Price is shown in Euro*

Significant cost reductions were achieved at most of the subsidiaries. The selling, general and administrative expenses were marginally lower. The cost of sales for 2001 included an amount of $28 million on account of slab reheating furnace startup cost at Ispat Inland.

Other operating expense in 2001 represents charge on account of closure of Irish Ispat Limited. Depreciation in 2001 was higher mainly on account of write down in value of e-Commerce software by $8 million.

Gross Profit and Operating Income:
The Company improved in both Gross Profit (Sales less Cost of Sales, exclusive of depreciation) and Operating Income as a result of our continuous cost reduction efforts as well as marginal increase in selling prices. Gross Profit increased by 59% from $113 million to $179 million. There was an operating income of $21 million in the first six months of 2002 as compared with an operating loss of $76 million in 2001.

The Gross Profit Margin (Gross Profit as a % of Net Sales) improved from 5.0% to 8.2%, mainly due to improvements at the North American subsidiaries. The Operating Margin (Operating Profit as a % of Net Sales) was positive being 1.0% as against negative in 2001.

[7] Net Sales numbers are standalone numbers for certain operating subsidiaries and include inter-company shipments.

The comparative numbers of Gross Profit Margin and Operating Margin at the Company's operating subsidiaries were as follows:

Subsidiary	**Gross Profit Margin (%)**		**Operating Margin (%)**	
	2002	**2001**	**2002**	**2001**
Ispat Inland	6.6	Negative	0.9	Negative
Ispat Mexicana	9.1	8.8	2.5	1.9
Ispat Sidbec	9.9	6.3	3.5	0.4
Caribbean Ispat	9.5	5.3	1.0	Negative
Ispat Europe Group	10.5	12.0	3.2	3.9

Financing Costs:

Net Interest expense (Interest expenses less interest income) was $100 million in the first six months of 2002 compared to $109 million in 2001. This was due to reduced average borrowings outstanding and reduced average borrowing cost partly offset by losses on interest rate hedging contract.

There was a gain on foreign exchange primarily due to depreciation of Mexican Peso.

Income Tax:

The Company recorded a current tax expense of $14 million ($8 million in 2001) in 2002 primarily due to inclusion of certain tax payments at Imexsa arising as a result of the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime. There was deferred tax benefit of $26 million in the first six months of 2002 (benefit of $68 million in the first six months of 2001).

Net Income:

The Company incurred a net loss of $28 million in the first six months of 2002 compared to a Net Loss of $128 million in the first six months of 2001 due to the reasons discussed above. The net loss for the first half of 2002 included an extraordinary gain of $19 million after-tax arising out of repurchase of debt at a discount at Ispat Inland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:

ISPAT INTERNATIONAL N.V.

By____________________________

Bhikam C. Agarwal
Chief Financial Officer